EXHIBIT 99-1

                                 [UNILEVER LOGO]

                              N E W S  R E L E A S E


Contact: Nancy L. Goldfarb
Unilever United States, Inc.
390 Park Avenue
New York, NY  10022
(212) 906-4690                                       FOR IMMEDIATE RELEASE


                            UNILEVER ANNUAL MEETINGS
                    - SHAREHOLDERS APPROVE ALL RESOLUTIONS -

NEW YORK -- May 8, 2002 -- Unilever shareholders today approved all resolutions put to the annual general meetings in London and Rotterdam.

All continuing directors stood for election and were duly re-elected. These were Niall FitzGerald, Antony Burgmans, Clive Butler, Patrick Cescau, Keki Dadiseth, Andre van Heemstra, Rudy Markham and Charles Strauss.

Onno Ruding stepped down as an Advisory Director.

                                     -o0o-

FOOT NOTE: THE TEXT OF THE CHAIRMEN'S AGM SPEECHES AND DETAILS OF THE VOTING BY THE SHAREHOLDERS CAN BE ACCESSED VIA WWW.UNILEVER.COM



UNILEVER BACKGROUND: Unilever (NYSE: UN, UL) is one of the world's largest consumer products companies with annual sales of approximately $49 billion in 2001. It produces and markets a wide range of foods and home and personal care products. Unilever operates in 88 countries around the globe and employs approximately 279,000 people.

In the United States, Unilever sales were approximately $11 billion in 2001. It employs some 28,000 people and has 80 offices and manufacturing sites in 26 states.

The business comprises:

FOODS: Lipton teas, recipe products and side dishes; Wish-Bone salad dressings; Lawry's seasonings; Country Crock and "I Can't Believe It's Not Butter!" spreads; Ragu pasta sauces; Knorr soups, sauces and bouillons; Hellmann's mayonnaise; Skippy peanut butter; Bertolli olive oil; Good Humor-Breyers and Ben & Jerry's ice cream; and Slim-Fast nutritional and health snack products.

HOME AND PERSONAL CARE: Wisk, "all" and Surf laundry detergents; Snuggle fabric softener; Sunlight dish detergents; Lever 2000, Caress, Dove, Degree, Pond's and Vaseline skin care, deodorant and soap products; Q-tips cotton swabs; Mentadent oral care products; Finesse, Salon Selectives, Suave and ThermaSilk hair care products; and Calvin Klein, Nautica and Lagerfeld cosmetic and fragrance products.